Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three months ended January 31, 2014

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) is dated as of March 14, 2014 and should be read in conjunction with Coastal Contacts Inc.’s (the “Company”, “our”, “we”, “us”, “Coastal” or “Coastal Contacts”) unaudited condensed consolidated interim financial statements and notes thereto for the three months ended January 31, 2014, the audited consolidated annual financial statements and accompanying notes for the year ended October 31, 2013, and the related annual MD&A.  We prepare our condensed consolidated interim financial statements in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) and use Canadian dollars as our reporting currency.

Recent Developments

On February 27, 2014, Coastal entered into an Acquisition Agreement with Essilor International SA (“Essilor”) under which Essilor will acquire all of the issued and outstanding common shares of Coastal by way of a statutory plan of arrangement.  Pursuant to the arrangement, each share of Coastal will be exchanged for cash consideration of $12.45. The arrangement is subject to customary closing conditions, including approval by shareholders, court approval and regulatory approval.

Overview

We are the leading online retailer of eyewear serving markets in North America, Europe and Asia-Pacific.  We operate in two primary product segments — contact lenses and glasses.  We have served over 5.5 million vision corrected customers through our network of manufacturing and distribution facilities located in North America, Europe and Australia. With our global reach, we are well-positioned to capitalize on the increasing adoption and growth of online retailing for contact lenses and glasses.

Our contact lens business continues to generate predictable sales from returning customers, providing significant operating cash flows that we used to fund investments in our newer and faster growing glasses business. We continue to differentiate our glasses business and solidify our competitive advantages through our vertically-integrated lab. We have invested in state-of-the-art in-house manufacturing capabilities and believe we have one of the most technologically-advanced glasses laboratories in the world.  By controlling the production process in our glasses laboratories, we are able to produce higher-quality products, innovate rapidly, maintain a favorable cost structure and ensure timely delivery to customers. We have invested in glasses production infrastructure to strengthen future sales growth through a combination of a higher volume of units and average order values. We continue to have significant capacity at our lab operations and look forward to scaling our operation to maximize efficiency at these facilities.

We continue to execute on our strategy of investing ahead of the general adoption curve for the fulfillment of glasses online. As consumers increasingly embrace digital technology and migrate online, we believe our business will benefit from our first-mover advantage, category leading customer satisfaction levels and brand awareness. Our web leading technology platform is well positioned in the early stage category and we continue to focus on key markets to build on our market leadership positions.

Results of Operations — for the three months ended January 31, 2014 compared to the three months ended January 31, 2013

	Three months ended January 31,
($000’s) except Average Order Value	2014	2013
Contact Lens Sales	$37,323	$41,024
Glasses Sales	14,782	13,874
Total Sales	52,105	54,898

Gross profit	22,552	22,735
Gross profit - %	43%	41%

Loss before income taxes	(4,235)	(3,120)

Net loss	(4,242)	(3,375)

Adjusted EBITDA(1)	(3,301)	(1,764)

Average Order Value	$109.31	$91.32

Sales for the three months ended January 31, 2014 were $52.1 million compared to $54.9 million in sales during the three months ended January 31, 2013, a decrease of $2.8 million or 5%. More specifically, the change in sales was due to a 20% increase in average order value, 21% decrease in shipped orders and 3% increase due to the effects of foreign exchange. Our contacts lens business generated $37.3 million of sales during the first quarter of fiscal 2014, compared to $41.0 million in the same period last year.  Our glasses business generated $14.8 million of sales for during the first quarter of fiscal 2014, an increase of $0.9 million or 7% from $13.9 million in the same period in last year.

Gross profit was $22.6 million or 43% of sales in the three months ended January 31, 2014 compared to $22.7 million or 41% of sales during the same period in 2013.  Gross profit as a percentage of sales remained consistent in our contact lens business and increased in our glasses business for the three months ended January 31, 2014 compared to the same period in 2013.  A further analysis by product segment is contained in the analysis below in their respective sections.

Fulfillment expenses were $4.5 million or approximately 9% of sales during the three months ended January 31, 2014, compared to $5.3 million or 10% of sales during the same period in 2013.  The improvement in fulfillment expenses as a percentage of sales is primarily attributable to a reduction of outbound freight costs in our North American business.

(1)  Adjusted EBITDA and Average Order Value are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Selling and marketing expenses as a percentage of sales increased during the three months ended January 31, 2014 to approximately 32% of sales or $16.6 million compared to 27% of sales or $14.7 million during the same period in 2013.  The increase in selling and marketing expenses as a percentage of sales relate to increases in employment costs and overhead associated with the opening of new retail stores. Our direct advertising costs remained relatively consistent at 18% of sales for the comparable periods.

General and administrative expenses as a percentage of sales increased to 12% of sales during the three months ended January 31, 2014 or $6.2 million compared to $5.4 million or 10% of sales during the same period in 2013.  The increase in general and administrative expenses was primarily attributable to higher professional and legal fees.

We had an income tax expense of $0.01 million in the first quarter of 2014 compared to a $0.3 million expense during the same period in 2013.  Certain operations generate taxable earnings and in certain jurisdictions we have incurred tax losses historically that can be applied against current and future taxable earnings to reduce our tax liability on those earnings.  We have not recognized these deferred tax assets.  Consequently, our consolidated tax expense, as a percentage of earnings before income taxes, will vary from quarter to quarter in line with the mix of net earnings within each taxable jurisdiction.

Liquidity and Capital Resources

At January 31, 2014 we had cash and cash equivalents of $13.7 million, as compared to cash and cash equivalents of $22.4 million at October 31, 2013.

Cash used in operations was $5.7 million during the first fiscal quarter of 2014 compared to $2.7 million during the same period in 2013.  After non-cash items, our net loss for the quarter consumed $2.7 million and we used cash of $3.0 million from changes in non-cash working capital items as increases in inventory, receivables and prepaid exceeded decreases in accounts payable and accrued liabilities.  We expect cash flows from changes in working capital to vary from quarter to quarter as our business changes and due to the timing of ordinary course receipts and payments.

Cash used in financing activities was $0.4 million during the first quarter of 2014 compared to cash used of $1.0 million during the same period in 2013. During the quarter, we repaid a combined $0.9 million in principal and interest on our credit facilities, term loan and finance lease obligation and generated $0.5 million in proceeds from share options exercised.

Cash used for investing activities was $1.7 million during the first quarter of 2014 compared to $1.1 million during the same quarter in 2013. Our capital expenditures reflect investments in glasses production equipment and tenant improvements as we continue to expand our growing glasses facilities.  We expect to continue to make capital expenditures to support our information technology infrastructure and our glasses manufacturing operations over the remainder of fiscal 2014.

We believe that existing available cash, operating loan facilities, available credit under capital lease facilities, and operational cash flow will be sufficient to support our capital expansion plans, share purchases and operations through to the end of fiscal 2014.  We are actively expanding our product offerings and assessing strategic opportunities. We may seek additional sources of funds for accelerated growth and there can be no assurance that such funds will be available on satisfactory terms or at all. Failure to obtain such financing could delay or prevent our planned growth, which could adversely affect our business, financial condition and results of operations.

Financial Instruments

Coastal, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, market risk, interest rate risk and liquidity risk. The board of directors reviews with management the principal risks affecting Coastal and the systems that have been put in place to manage these risks. There have been no changes to how management analyzes the risks associated with the financial instruments since October 31, 2013.

Fair Values

Coastal’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, provisions, finance lease obligation and operating line of credit.  The carrying value of cash and cash equivalents, trade and other receivables, trade and other payables and provisions approximates their fair value due to the immediate or short term maturity of these financial instruments.

The finance lease obligation, term loan, and long-term debt have been recorded at amortized cost. Based on current market borrowing rates, the carrying value of Coastal’s finance lease obligation, term loan, and long-term debt approximates its fair value.

Critical Accounting Estimates

Coastal prepares its consolidated financial statements in accordance with IFRS.  The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of sales and expenses during the reporting period.  Estimates are based upon historical experience and other assumptions that are believed to be reasonable under the circumstances.  These estimates are evaluated on an on-going basis and form the basis for making decisions regarding the carrying value of assets and liabilities and the reported amount of sales and expenses.  Actual results may differ from these estimates under different assumptions.

There were no other changes in our critical accounting estimates from those disclosed in our MD&A for the fiscal year ended October 31, 2013.

Future Accounting Standards

The following standards have an effective date of January 1, 2013 with early adoption permitted under certain circumstances.  Coastal adopted these standards in its financial statements for the annual period beginning on November 1, 2013.  There was no material impact on the consolidated financial statements from adopting these standards.

Consolidation Accounting

On May 12, 2011 the IASB issued IFRS 10, Consolidated Financial Statements which replaces IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation — Special Purpose Entities

with a single model to be applied in the control analysis for all investees. The IASB revisited the definition of “control,” which is a criterion for consolidation accounting.

Fair Value Measurement

IFRS 13, Fair Value Measurement establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRSs require or permit fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2, Share-based Payment and leasing transactions within the scope of IAS 12, Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2, Inventories or value in use under IAS 36, Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price).

Future Accounting Standards to be Adopted

Financial Instruments

IFRS 9, Financial Instruments was issued in November 2009 and covers the classification and measurement of financial assets as part of its project to replace IAS 39, Financial Instruments: Recognition and Measurement. In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings. If this option is elected, entities would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.

This standard has an effective date of January 1, 2018 with early adoption permitted under certain circumstances. Coastal intends to adopt these standards in its financial statements for the annual period beginning on November 1, 2018 and is currently evaluating the impact the standards are expected to have on its consolidated financial statements.

Quarterly Financial Information

(in $000’s, except per share amounts)

Quarter ended	Jan. 31, 2014	Oct. 31, 2013	Jul. 31, 2013	Apr. 30, 2013	Jan. 31, 2013	Oct. 31, 2012	Jul. 31, 2012	Apr. 30, 2012
Sales	$52,105	$53,359	$55,548	$53,745	$54,898	$50,700	$50,324	$48,212

Gross profit	22,552	23,602	22,815	21,739	22,735	23,272	21,426	20,813
Gross profit %	43%	44%	41%	40%	41%	46%	43%	43%

Net earnings (loss)	(4,242)	(2,932)	(2,654)	(6,984)	(3,375)	(2,579)	(1,861)	(242)

Adjusted EBITDA(1)	(3,301)	(775)	(1,936)	(5,430)	(1,764)	(445)	(148)	949

Weighted average # of shares — basic (000’s)	32,755	32,523	32,346	29,855	28,616	28,480	28,336	28,210

Weighted average # of shares — diluted (000’s)	32,755	32,523	32,346	29,855	28,616	28,480	28,336	28,210

Basic loss per share	(0.13)	(0.09)	(0.08)	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)

Diluted loss per share	(0.13)	(0.09)	(0.08)	(0.23)	(0.12)	(0.09)	(0.07)	(0.01)

Seasonality may impact our sales distribution throughout the year.  Our sales are generally stronger during the spring, summer and fall months.  Our industry generally experiences lower sales and profits during the holiday season as customers choose to divert discretionary funds towards holiday purchases.

(1) Adjusted EBITDA is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies. Refer to Supplemental Non-IFRS Measures and Definitions for further information and a reconciliation of net earnings to Adjusted EBITDA.

Common Shares

As at March 14, 2014, we had 32,807,334 common shares outstanding and we had outstanding options to purchase 2,976,189 common shares.

Related Party Transactions

Coastal does not have any loans outstanding to its Chief Executive Officer, its Chief Financial Officer, other officers or any of its directors as at the end of the first quarter of 2014, or in the comparative period in 2013.

Contingent Liability

Coastal is engaged in certain legal actions in the ordinary course of our business and believes that the ultimate outcome of these actions will not have a material adverse effect on our on-going operating results, liquidity or financial position.

Off-Balance Sheet Arrangements

Coastal does not have any off-balance sheet arrangements as defined by applicable securities rules in Canada as at January 31, 2014 that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

Critical Suppliers

We currently purchase significant amounts of inventory from a limited number of major suppliers.  We believe that alternative suppliers are available should those suppliers refuse or be unable to provide us with products.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

During the first quarter of 2014, management did not make changes to its system of internal controls that materially affect internal controls over financial reporting.

Supplemental Non-IFRS Measures and Definitions

We report our results in accordance with IFRS, however, we present Adjusted EBITDA as we believe that our investors may use these figures to make more informed investment decisions about us.

Adjusted EBITDA is a non-IFRS measure that does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.  Adjusted EBITDA should be considered in addition to, and not as a substitute for, net earnings, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

Adjusted EBITDA is a measure we believe is useful in assessing performance and highlighting trends on an overall basis.  Adjusted EBITDA differs from the most comparable IFRS measure, net earnings, primarily because it does not include interest, income taxes, depreciation and amortization, share-based compensation expense, foreign exchange gain or loss and management change costs.

The following table provides a reconciliation of net income to Adjusted EBITDA:

	For the three months ended January 31,
($000’s)	2014	2013

Net loss	$(4,242)	$(3,375)
Depreciation and Amortization	1,140	879
Interest expense, net	65	121
Income tax expense	7	256
Share-based compensation	305	52
Foreign exchange loss	(576)	303
Adjusted EBITDA	$(3,301)	$(1,764)

Cautionary Note Regarding Forward-Looking Information and Statements

All statements made in this MD&A which are not current statements or historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” as defined in Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 or in releases made by the SEC, all as may be amended from time to time. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should”, “likely”, “potential”, “continue”, “project”, “forecast”, “prospects”, and similar expressions typically are used to identify forward-looking information and statements. Without limitation, such forward-looking information and statements in this MD&A include information and statements relating to: our perceptions of the contact lens and eyeglasses industry or market and anticipated trends in that market in any of the countries in which we do business; our anticipated ability to procure products and supplies, or the terms under which we may procure our products and supplies; our anticipated business operations, inventory levels, ability to handle specific order and call volumes, ability to fill and ship orders in a timely manner, ability to achieve greater marketing efficiency or similar statements; our ability to increase production; our capital expenditure plans; our relationships with suppliers; our anticipated results of operations, including but not limited to anticipated sales, revenues, earnings, tax benefits or similar matters; the effects of seasonality; sufficiency of cash flows; and our perceptions regarding volatility in and impact of foreign currency exchange rates.

Forward-looking information and statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking information and statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Assumptions underlying our expectations regarding forward-looking information and statements contained in this MD&A include, among others: that we will maintain our position in the markets we operate in and expand into other markets in a favourable manner; that we will have sufficient capital to continue making investments in advertising, inventory, property, equipment and leasehold improvements as well as personnel to support our business and new product lines, including our eyeglasses business; that we will be able to generate and maintain sufficient cash flows to support our operations; that we will be successful in complying with industry regulatory requirements in British Columbia and other jurisdictions in which we operate; that we will be able to establish and/or maintain necessary relationships with suppliers; and that we will retain key personnel. The foregoing list of assumptions is not exhaustive.

Persons reading this MD&A are cautioned that forward-looking information and statements are subject to a number of known and unknown risks, uncertainties and other factors, many of which are beyond our control, that could cause our actual future results or performance to be materially different from those that are disclosed in or implied by the forward-looking information or statements. These factors include, but are not limited to:

•                  changes in the market;

•                  potential downturns in economic conditions;

•                  consumer credit risk;

•                  our ability to implement our business strategies;

•                  competition from traditional and online retailers;

•                  limited suppliers;

•                  limited availability of inventory;

•                  disruption in our distribution facilities;

•                  mergers and acquisitions;

•                  foreign currency exchange rate fluctuations;

•                  regulatory requirements;

•                  demand for contact lenses, eyeglasses and related vision care products;

•                  the risk that we will not be successful in defending against litigation;

•                  dependence on the Internet; and

•                  other risks detailed in our filings with the Canadian and United States securities regulatory authorities.

Readers should not place undue reliance on forward-looking information and statements, which are qualified in their entirety by this cautionary note.

Forward-looking information and statements in this MD&A are made as of the date hereof and we expressly disclaim any intent or obligation to update such forward-looking information or statements, unless we specifically state otherwise or as required by applicable law.

For a complete discussion of the assumptions, risks and uncertainties related to our business, you are encouraged to review our filings with Canadian securities regulatory authorities filed on SEDAR at www.sedar.com.

Additional Information

Additional information relating to Coastal, including Coastal’s most recently filed Annual Information Form, dated January 21, 2014, can be found on SEDAR at www.sedar.com.